Britton & Koontz Capital Corporation



500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com




FOR IMMEDIATE RELEASE:      FOR MORE INFORMATION:
May 27, 1998                W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)    Bazile R. Lanneau, Jr., Vice President & CFO




BRITTON & KOONTZ DECLARES SEMI-ANNUAL DIVIDEND



Natchez, Mississippi-- Britton & Koontz Capital Corporation declared a semi-annual dividend of $.29 per share payable June 15, 1998 to shareholders of record as of May 29, 1998.

Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of March 31, 1998, the Company reported assets of $173.1 million and equity of $18.5 million. Total shares outstanding amounted to 1,767,064.